MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 158

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 158 on June 1, 1999. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.  The date of the Prospectus has been completed.

Pages 2-3.   "The Summary of Essential Financial Information" section and
             "Fee Table" have been completed.

Pages 4-6.   Revisions have been made and the portfolio has been completed.

Pages 7-9.   The descriptions of the Securities issuers have been completed.

Pages 10-11. The Report of Independent Certified Public Accountants and
             Statement of Condition have been completed.

                                                              File No. 333-77175
                                                                    CIK #1025301

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:   VAN KAMPEN FOCUS PORTFOLIOS, SERIES 158

B. Name of Depositor:     VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy   Attention:  A. Thomas Smith III, General Counsel
   111 West Monroe Street       One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181

E. Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective at
----   2:00 p.m. on June 1, 1999 pursuant to Rule 487.

                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.
The Roaring 2000sSM Trust, Series 2
--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 158 includes the unit investment trust described above (the "Trust"). The Trust invests in a portfolio of stocks selected by Van Kampen based on concepts outlined in The Roaring 2000s written by Harry S. Dent, Jr. The Trust seeks to increase the value of your Units. Of course, we cannot guarantee that the Trust will achieve its objective.









                                  June 1, 1999

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
        Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.

                   Summary of Essential Financial Information
                                  June 1, 1999

Public Offering Price
Aggregate value of Securities per Unit (1)                                $    9.900
Sales charge                                                                   0.325
   Less deferred sales charge                                                  0.225
Public offering price per Unit (2)                                        $   10.000

Trust Information
Initial number of Units (3)                                           15,066
Aggregate value of Securities (1)                                     $  149,158
Estimated initial distribution per Unit (December 1999) (4)           $  .04
Estimated annual dividends per Unit (4)                               $  .07853
Redemption price per Unit (5)                                         $  9.68

General Information
Initial Date of Deposit                                               June 1, 1999
Mandatory Termination Date                                            June 1, 2001
Record Dates                                                          June 10 and December 10
Distribution Dates                                                    June 25 and December 25

--------------------------------------------------------------------------------

(1) Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the business day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately two months). The estimated amount is described on the next page.

(2) The public offering price will include any accumulated dividends or cash in the Income or Capital Accounts.

(3) At the Evaluation Time on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes.
     Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. The redemption price includes the estimated organizational and offering costs.
     The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".

                                    Fee Table


             Transaction Fees (as % of offering price)
             Initial sales charge (1)                                     1.00%
             Deferred sales charge (2)                                    2.25%
                                                                     ----------
             Maximum sales charge                                         3.25%
                                                                     ==========
             Maximum sales charge on reinvested dividends                 2.25%
                                                                     ==========


             Estimated Organizational Costs per Unit (3)             $  0.00848
                                                                     ==========
             Estimated Annual Expenses per Unit
             Trustee's fee and operating expenses                    $  0.00912
             Supervisory and evaluation fees                         $  0.00500
                                                                     ----------
             Estimated annual expenses per Unit                      $  0.01412
                                                                     ==========
             Estimated Costs Over Time
             One year                                                $       35
             Three years                                             $       38
             Five years                                                     N/A
             Ten years                                                      N/A



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest your distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is equal to the difference between the maximum sales charge and the deferred sales charge.

(2) The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from September 2, 1999 through May 1, 2000.

(3) You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.



The Roaring 2000sSM Trust

   The Trust invests in a portfolio of stocks selected using concepts outlined in The Roaring 2000s written by Harry S. Dent, Jr. The Trust seeks to increase the value of your investment over its two-year life.

   The Roaring 2000s is the third book written by Harry S. Dent, Jr. analyzing economic, technological and demographic trends in society. We designed the Trust to take advantage of the insights, philosophies and strategies discussed in this book. Based on Mr. Dent's current analysis, the portfolio focuses on stocks from four sectors: Technology, Financials, Health Care and U.S.-based Multi-Nationals. The Trust seeks to leverage demographic, economic and lifestyle trends that may develop over the next 10-15 years. According to Mr. Dent, some significant changes that may potentially impact the future economy include:

   o Aging Baby Boomers reaching their peak spending years

   o Internet usage and new technologies becoming more mainstream

   o A shift in the business and organizational structure brought on by the Information Age

   o Rising importance of small- to medium-sized, high growth companies

   o Growth opportunities from continued global economic development

   Mr. Dent believes that the coming years may bring an era of economic prosperity and lifestyle changes. For instance, Mr. Dent believes that the Internet may be as important a catalyst for change in business as the assembly-line once was for production. Mr. Dent applies the principle of the "S-curve" in analyzing technologies and social trends in the economy. This concept shows how products move into mainstream acceptance. The S-curve shows how products develop in three stages over time: Innovation, Growth and Maturity. Mr Dent also focuses on the "spending wave". This analysis illustrates how our economy has correlated closely with birth rates. Over time, the level of births lagged for peak in family spending has almost paralleled the Dow Jones Industrial Average adjusted for inflation.

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   About Mr. Dent. Using extensive research developed from years of hands-on business experience, Mr. Dent seeks to offer a positive and understandable view of trends in society. He proposes practical applications at all levels: from personal investments, to business strategies, to jobs and changes in the workplace, to growth areas for real estate. Mr. Dent received his MBA from Harvard Business School where he was a Baker Scholar. He graduated number one in his class at the University of South Carolina with a degree in accounting and finance. Mr. Dent has worked as a consultant with several Fortune 100 companies to develop and innovate competitive business strategies. He has been CEO of several growth companies and has acted as consultant to several leading edge companies.

   Mr. Dent is the author of the 1993 book, The Great Boom Ahead (revised in
1995). His second book, Job Shock: Four New Principles Transforming Our Work and Business, was published in 1995 and then re-released in 1996 as The Great Jobs Ahead. The Roaring 2000s updates key principles of these books, and focuses on the Internet's rapid move into the mainstream and how our work, organizations, and living circumstances may change. Mr. Dent also publishes the H.S. Dent Forecast newsletter. Since 1988 he has been speaking to executives around the world. He has appeared on "Good Morning America", PBS, CNBC, "The Business Channel", and has been featured in Fortune, Success, The Wall Street Journal, and Omni.

   The Sponsor selected the portfolio based on concepts presented in The Roaring 2000s and research compiled by Mr. Dent. Mr. Dent did not select the stocks for the portfolio, does not endorse the Trust and will not supervise the portfolio. The opinions and forecasts of Mr. Dent expressed in his books and elsewhere are not necessarily those of Van Kampen Funds Inc. and may not actually come to pass. Mr. Dent is being compensated by the Sponsor for his research. The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation. The Trust has licensed the use of this service mark from the H.S. Dent Foundation.

Portfolio
----------------------------------------------------------------------------------------------------------------
                                                                                 Current             Cost of
Number                                                     Market Value          Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)         Yield (3)           to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
                Financial Services
        50        American Express Company                 $      121.188             0.74%         $   6,059.38
        52        American International Group, Inc.              114.313             0.17              5,944.25
        92        Bank of America Corporation                      64.688             2.78              5,951.25
        56        Charles Schwab Corporation                      105.813             0.11              5,925.50
        80        Chase Manhattan Corporation                      72.500             2.26              5,800.00
        90        Citigroup, Inc.                                  66.250             1.27              5,962.50
        89        Donaldson, Lufkin & Jenrette, Inc.               67.000             0.37              5,963.00
        70        Merrill Lynch & Company, Inc.                    84.000             1.29              5,880.00
                Health Care
       102        American Home Products Corporation               57.625             1.56              5,877.75
        88        Bristol-Myers Squibb Company                     68.625             1.25              6,039.00
       120        Guidant Corporation                              50.000             0.00              6,000.00
       131        Schering-Plough Corporation                      45.063             1.11              5,903.19
                Multinationals
        81        Anheuser-Busch Companies, Inc.                   73.063             1.53              5,918.06
        58        Clorox Company                                  100.938             1.43              5,854.38
        59        Colgate-Palmolive Company                        99.875             1.10              5,892.63
       165        PepsiCo, Inc.                                    35.813             1.51              5,909.06
        54        Sprint Corporation                              112.750             0.44              6,088.50
                Technology
        51        America Online, Inc.                            119.375             0.00              6,088.13
       122        BMC Software, Inc.                               49.438             0.00              6,031.38
        55        Cisco Systems, Inc.                             109.000             0.00              5,995.00
       111        Intel Corporation                                54.063             0.22              6,000.94
        74        Microsoft Corporation                            80.750             0.00              5,975.50
+       83        Nokia Oyj                                        71.000             0.52              5,893.00
       145        Qwest Communications International, Inc.         42.688             0.00              6,189.69
        55        Texas Instruments, Inc.                         109.375             0.31              6,015.63
----------                                                                                           -----------
     2,133                                                                                           $149,157.72
==========                                                                                           ===========


See "Notes to Portfolio".


Notes to Portfolio

(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on May 28, 1999 and have a settlement date of June 3, 1999 (see "The Trust").

(2) The market value of each Security is based on the last closing sale price on the applicable exchange or, if not listed, the last asked price on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                              Profit
                           Cost to                           (Loss) To
                           Sponsor                            Sponsor
                       --------------                     --------------
                       $   149,158                        $      --

   "+" Indicates that the stock is held in the form of American Depositary Receipts or similar receipts.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.



   The Securities. A brief description of each of the issuers of the Securities is listed below.

   America Online, Inc. America Online, Inc. provides interactive communications and services through its "America Online" and "CompuServe" worldwide Internet online services. The company's Web sites offer features such as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

   American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the "American Express" Card, the "Optima" Card, and the "American Express" Travelers Cheque.

   American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells health care products and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, and animal pharmaceuticals. Agricultural products include crop protection and pest control products.

   American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as "Budweiser," "Michelob," and "Busch." The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

   Bank of America Corporation. Bank of America Corporation is the holding company for Bank of America and NationsBank. The company provides retail banking services, asset management, financial products, corporate finance, specialized finance, capital markets, and financial services. Bank of America operates throughout the United States.

   BMC Software, Inc. BMC Software, Inc. provides systems management solutions for host mainframe and distributed information systems. The company's software products also optimize the performance of data in complex computing environments. BMC also sells and provides maintenance, enhancement, and support services for its products.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company, a diversified worldwide health and personal care company, manufactures and markets pharmaceuticals, consumer medicines, beauty care products, nutritionals, and medical devices. The company's products include over-the-counter medications, orthopedic devices, ostomy care and wound management products, nutritional supplements, and other personal care items.

   Charles Schwab Corporation. Charles Schwab Corporation provides a variety of financial services to individual investors, independent investment managers, retirement plans, and institutions. The company provides its services to customers through multiple service channels, including the Internet, a network of branch offices, telephone, and multilingual technologies.

   Chase Manhattan Corporation. Chase Manhattan Corporation is a bank holding company that conducts domestic and international financial services through various bank and non-bank subsidiaries. The company provides corporate finance, wholesale banking, and investment services, as well as emphasizes originations, underwriting, distribution, risk management products, and private banking.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium businesses worldwide.

   Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

   Clorox Company. Clorox Company manufactures and markets non-durable household consumer products. The company's products are sold primarily through grocery and other retail stores in the United States and internationally. Clorox' products include "Formula 409," "Clorox," and "Pine-Sol" cleaning agents; "StarterLogg" fireplace products; "Johnny Cat" cat litter; and "Glad" trash bags.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as "Colgate," "Palmolive," "Mennen," "Ajax," and "Science Diet."

   Donaldson, Lufkin & Jenrette, Inc. Donaldson, Lufkin & Jenrette, Inc., an integrated investment and merchant bank, serves institutional, corporate, governmental, and individual clients. The company provides securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, correspondent brokerage services, and asset management. Donaldson operates throughout the world.

   Guidant Corporation. Guidant Corporation designs, develops, manufactures, and markets therapeutic medical devices for use in cardiac rhythm management, vascular intervention, and cardiac and vascular surgery. The company's products include automatic implantable cardioverter defibrillator systems, implantable pacemaker systems, coronary stent systems, and balloon dilation catheters.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

   Merrill Lynch & Company, Inc. Merrill Lynch & Company, Inc. provides a variety of financial and investment services through offices around the world. The company serves the needs of both individual and institutional clients with a diverse range of financial services including personal financial planning, trading and brokering, banking and lending, and insurance.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the "MSN" network of Internet products and services.

   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

   PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and snack food businesses. The company manufactures, sells, and distributes beverages such as "Pepsi-Cola," "Slice," and "Tropicana Pure Premium," as well as snack foods such as "LAY'S" potato chips, "DORITOS" tortilla chips, and "Rold Gold" pretzels.

   Qwest Communications International, Inc. Qwest Communications International, Inc. provides communications services to business customers, governmental agencies, and consumers. The company also constructs and installs fiber optic systems for other communications providers, as well as for its own use. Qwest's communications services include Internet and multimedia services, as well as traditional voice communications services.

   Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

   Texas Instruments, Inc. Texas Instruments, Inc. provides semiconductor products worldwide, as well as designs and supplies digital signal processing solutions and analog integrated circuits. The company's semiconductor products include standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors, and microcontrollers.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 158:
      We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 158 as of June 1, 1999. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.
      We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 158 as of June 1, 1999, in conformity with generally accepted accounting principles.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   June 1, 1999


                             STATEMENT OF CONDITION
                               As of June 1, 1999
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                             $149,158
                                                                                 --------
         Total                                                                   $149,158
                                                                                 ========

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                                    $    128
     Deferred sales charge liability (3)                                            3,390
Interest of Unitholders--
     Cost to investors (4)                                                        150,660
     Less: Gross underwriting commission and organizational costs (2)(4)(5)         5,020
                                                                                 --------
         Net interest to Unitholders (4)                                          145,640
                                                                                 --------
         Total                                                                   $149,158
                                                                                 ========

--------------------------------------------------------------------------------

(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust.
     The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.

THE TRUST
--------------------------------------------------------------------------------

   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for the Trust and any additional securities deposited into the Trust.
   Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Trust is to provide capital appreciation by investing in a portfolio of actively traded equity securities selected by the Sponsor based on concepts outlined in The Roaring 2000s written by Harry S. Dent, Jr. There is no assurance that the Trust will achieve its objective. The Trust selection criteria is described in "The Roaring 2000sSM Trust".
   Harry S. Dent, Jr. has not participated in any way in the creation of the Trust or in the selection of stocks included in the Trust and has not approved any information herein relating thereto.
   A balanced investment portfolio incorporates various style and capitalization characteristics. The Sponsor offers unit trusts with a variety of styles and capitalizations to meet your needs. The Sponsor determines style characteristics (growth and value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that the Sponsor believes are undervalued. The Sponsor determines market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1 billion; Mid-Cap -- $1 billion to $5 billion; and Large-Cap -- over $5 billion. The Sponsor determines all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. The Sponsor will not remove a Security from the Trust as a result of any change in characteristics.
   Investors should note that the above criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to this date, the Securities may no longer meet the above criteria. Should a Security no longer meet the selection criteria, the Security will not as a result thereof be removed from the Trust portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   Price Volatility. The Trust invests in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   Dividends. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Financial Services Industry. The Trust invests significantly in banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks and thrifts will face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.
   Companies involved in the insurance industry underwrite, sell or distribute property and casualty, life or health insurance. Many factors affect insurance company profits, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.
   Technology Issuers. The Trust invests significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   Health Care Issuers. The Trust invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

   Year 2000 Readiness Disclosure. These two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trust do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trust. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.
   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental affect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trust.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust. These costs include the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on June 1, 2000, the secondary market sales charge will be 2.75% and will not include deferred payments.


   The initial offering period sales charge will be reduced as follows:
    Aggregate Amount
   of Units Purchased*                    Sales Charge
 ---------------------                     ----------------
  $100,000 - $249,999                          3.00%
  $250,000 - $499,999                          2.75
  $500,000 - $999,999                          2.50
  $1,000,000 or more                           2.00

---------------
*The breakpoint sales charges are also applied on a Unit basis using a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trust at the Public Offering Price per Unit less 1%.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below. Aggregate Dollar Amount Concession or

   of Units Purchased*               Agency Commission
 --------------------------------- ---------------------
  Up to $99,999                            2.25%
  $100,000 - $249,999                      2.00
  $250,000 - $499,999                      1.90
  $500,000 - $999,999                      1.75
  $1,000,000 or more                       1.40

 ---------------

 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust, the total concession or agency commission will equal 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. The breakpoint concessions or agency commissions are also applied on a Unit basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent.
   Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.
   Sponsor and Other Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Prudential Securities, Inc. will receive an additional volume concession equal to 0.15% of the Public Offering Price of all Units it distributes during the initial offering period. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. The Sponsor does not currently intend to maintain a market for Units or to purchase Units at any secondary market repurchase price. A Unitholder may, however, dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. The Sponsor may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. If the Sponsor decides to maintain a secondary market, the Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.
   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and any net proceeds from the sale of Securities received by the Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of the Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The Trust generally does not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and
(iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner:
If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Trust is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181,
(630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automati cally reinvested.
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution).
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.
   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons.
Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the expenses of updating its registration statement each year. Sponsors of unit investment trusts have historically paid these expenses. The Trust will also pay a license fee to the Harry S. Dent Foundation for use of certain service marks.
   General. During the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.
   The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
--------------------------------------------------------------------------------
           Title                                 Page
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   The Roaring 2000sSM Trust ..................     4
   Notes to Portfolio..........................     6
   The Securities..............................     7
   Report of Independent Certified
      Public Accountants.......................    10
   Statement of Condition .....................    11
   The Trust...................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-7
   Trust Administration........................   A-9
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16
--------------
When Units of the Trust are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.





                                                                       EMSPRO158



                                   PROSPECTUS
--------------------------------------------------------------------------------



                                  June 1, 1999



                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.





                           The Roaring 2000sSM Trust,
                                    Series 2









                              Van Kampen Funds Inc.


                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

              Please retain this prospectus for future reference.

                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 158


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. You should read this Information Supplement in conjunction with the Prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in the Trust. This Information Supplement may not be used to offer or sell Units without the Prospectus. You can obtain copies of the Prospectus by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus. All capitalized terms have been defined in the Prospectus.
                                Table of Contents
                                                             Page
            Risk Factors                                        2
            The Trust                                           7
            Sponsor Information                                 7
            Trustee Information                                 8
            Trust Termination                                   9

RISK FACTORS
     Price Volatility. Because the Trust may invest in stocks of foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trust is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     Foreign Stocks. Because the Trust may invest in foreign stocks, it involves additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     Foreign Currencies. The Trust may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Trust might obtain had the Trustee sold the currency in the market at that time.
   Financial Services Issuers. The Trust invests significantly in issuers within the financial services industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting financial services issuers because any negative impact on the financial services industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the financial services industry and the risks which such an investment may entail.
   An investment in Units should be made with an understanding of the problems and risks inherent in the insurance sector. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distribution or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.
   Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by morality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.
   In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.
   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.
   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive ligation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disrupting many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.
   Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.
   An investment in Units should also be made with an understanding of the problems and risks of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.
   Technology Issuers. The Trust invests significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Health Care Issuers. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.
     Liquidity. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
     Year 2000. The Trust could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trust are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trust. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trust. THE TRUST
   The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation and has been licensed for use by Van Kampen Funds Inc.
   This fund is not sponsored, endorsed, sold or promoted by the H.S. Dent Foundation. The H.S. Dent Foundation makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly. The H.S. Dent Foundation is the licensor of certain trademarks, service marks and trade names of the H.S. Dent Foundation. The H.S. Dent Foundation is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued. The H.S. Dent Foundation has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF ANY DATA INCLUDED THEREIN. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY DATA INCLUDED HEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND The H.S. DENT Foundation HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ITS SERVICE MARKS. WITHOUT LIMITING ANY OF THE FORE-GOING, IN NO EVENT SHALL The H.S. DENT Foundation OR ANY OTHER RELATED PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION
   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of March 31, 1999, the Sponsor and its Van Kampen affiliates managed or supervised approximately $75 billion of investment products. The Sponsor and its Van Kampen affiliates managed $64 billion of assets, consisting of $36.6 billion for 50 open-end mutual funds, $19.5 billion for 39 closed-end funds and $8.2 billion for 106 institutional accounts. The Sponsor has also deposited more than 3,200 unit trusts amounting to approximately $35.4 billion of assets. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance or evaluation services at cost for approximately $13.4 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and in the case of the Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units and Unitholders in the Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to the Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.
     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trust. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment No. 1 to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1 Consent of Interactive Data Corporation.

4.2 Consent of Independent Certified Public Accountants.



                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 158, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 158 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 1st day of June, 1999.

                     Van Kampen Focus Portfolios, Series 158
                            By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on June 1, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )
John H. Zimmerman III               President and Chief Operating             )
                                       Officer                                )
William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )
A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )
Michael H. Santo                    Executive Vice President                  )
Christine K. Putong                 (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.